UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2020

INSURANCE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2929 Arch Street, Suite 1703 Philadelphia, PA	19104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 701-9555

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	INSU	Nasdaq Capital Market
Warrants to purchase one-half of one share of Class A common stock	INSUW	Nasdaq Capital Market
Units, each consisting of one share of Class A common stock, $.0001 par value, and one-half of one Warrant	INSUU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On June 29, 2020, Insurance Acquisition Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, IAC Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub”), and Shift Technologies, Inc., a Delaware corporation (“Shift”), providing for, among other things, and subject to the conditions therein, the combination of Shift and the Company pursuant to the proposed merger of Merger Sub with and into Shift with Shift continuing as the surviving entity (the “Merger”).

The Merger Agreement

Merger

As a result of the Merger, each outstanding share of Shift common stock, par value $0.0001 per share (“Shift Common Stock”), will be converted into the right to receive newly issued shares of the Company’s Class A common stock, $0.0001 par value per share (“Company Common Stock”), as calculated pursuant to the terms of the Merger Agreement.

Consideration

Pursuant to the Merger Agreement, the aggregate consideration (“Merger Consideration”) to be paid by the Company to the stockholders of Shift (the “Shift Stockholders”) in the Merger will consist of (i) 38,000,000 shares of Company Common Stock, subject to adjustment in accordance with the terms of the Merger Agreement, and (ii) 6,000,000 shares of Company Common Stock (the “Additional Shares”) that will be deposited into an escrow account at the closing of the Merger (the “Closing”). If the reported closing sale price of the Company Common Stock does not exceed $12.00 per share for 20 out of any 30 consecutive trading days during the first 12 months following the Closing (the “First Threshold”), then 3,000,000 Additional Shares will be returned to the Company (and either placed into treasury or retired, in the discretion of the Company). If the First Threshold is reached, such Additional Shares will be released from escrow to the respective Shift Stockholders that are the holders thereof. If the reported closing sale price of the Company Common Stock does not exceed $15.00 per share for 20 out of any 30 consecutive trading days during the first 30 months following the Closing (the “Second Threshold”), then fifty percent (50%) of the Additional Shares will be returned to the Company (and either placed into treasury or retired, in the discretion of the Company). If the Second Threshold is reached, such Additional Shares will be released from escrow to the respective Shift Stockholders that are the holders thereof. The Shift Stockholders are entitled to vote all of the Additional Shares while they are held in escrow.

Redemption Offer

Pursuant to the Company’s amended and restated certificate of incorporation and in accordance with the terms of the Merger Agreement, the Company will be providing its public stockholders with the opportunity to redeem, upon the Closing, their respective shares of Company Common Stock for cash equal to the applicable pro rata share of the aggregate amount on deposit as of two (2) business days prior to the consummation of the Merger in the Company’s trust account (which holds the proceeds of the Company’s initial public offering, less taxes payable).

Representations, Warranties and Covenants

Each of Shift, the Company and Merger Sub have made representations, warranties and covenants in the Merger Agreement that are customary for transactions of this nature. The representations and warranties of the Company, Merger Sub and Shift will not survive the Closing.

Conditions to Consummation of the Merger

Consummation of the transactions contemplated by the Merger Agreement is subject to customary conditions of the respective parties, including, among others, that (i) the Merger be approved by the Company’s stockholders and the Shift Stockholders; (ii) there has been no material adverse effect (as defined in the Merger Agreement) that is continuing with respect to Shift or the Company since the date of the Merger Agreement; (iii) the filings of the Company and Shift pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been made and the applicable waiting period and any extension thereof will have expired or been terminated; (iv) the Company will have at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the redemption of public shares by the Company’s public stockholders, the PIPE Investment (as defined below) and the other transactions contemplated to occur upon the Closing); and (v) Parent shall have at least $100,000,000 in cash and cash equivalents after giving effect to the Closing (taking into account, among other things, the exercise by the holders of shares of Company Common Stock issued in the Company’s initial public offering of securities and outstanding immediately before the Closing of their right to redeem such shares into a pro rata share of the Trust Account in accordance with the Company’s certificate of incorporation).

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Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Merger by mutual written consent of the Company and Shift and in certain other limited circumstances, including if the Merger has not been consummated by December 31, 2020 (as such date may be extended pursuant to the Merger Agreement, the “Outside Date”).

The Company may also terminate the Merger Agreement if Shift does not deliver to the Company within twenty business days following the date of the Merger Agreement a voting agreement of the Shift Stockholders in support of the Merger, or the consolidated financial statements of the Company Entities as of December 31, 2019, audited in accordance with the standards of the Public Company Accounting Oversight Board, together with its auditor’s signed opinion on such financial statements. In addition, the Company may terminate the Merger Agreement if Shift delivers a final, signed quality of earnings report from Deloitte LLP that demonstrates, as determined by an independent third party to be chosen by Shift and the Company, that the draft quality of earnings report provided to the Company in connection with the signing of the Merger Agreement contained a material misstatement of fact, or omitted to state a material fact necessary to make the statements therein not materially misleading; provided, that the Company must elect to so terminate within fifteen business days of receiving such final quality of earnings report.

If the Merger Agreement is validly terminated, no party thereto will have any liability or any further obligation to any other party under the Merger Agreement, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Merger, the Company will enter into (1) a letter agreement with Insurance Acquisition Sponsor, LLC, a Delaware limited liability company, and Dioptra Advisors, LLC, a Delaware limited liability company (collectively, “Sponsor”) providing for certain board observer rights in favor of Sponsor, and clarifying that existing restrictions on transfer on Sponsor’s shares of Class B common stock, $0.0001 par value per share (“Class B Stock”) apply to the shares of Company Common Stock issued to Sponsor upon conversion of such shares of Class B Stock, which will occur automatically upon the consummation of the Merger, and (2) a letter agreement with each of the Shift Stockholders providing for certain restrictions on transfer applicable to the shares of Company Common Stock issued as Merger Consideration.

The Merger Agreement has been unanimously approved by the Company’s board of directors, and the board has recommended that the Company’s stockholders adopt the Merger Agreement and approve the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

This description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

The Merger Agreement provides that Shift will use its reasonable best efforts to obtain, within ten business days after the date of the Merger Agreement, a duly executed Voting Agreement (the “Voting Agreement”) from Shift Stockholders holding shares of the capital stock of Shift in such number as is necessary to obtain the Shift Stockholder Vote, pursuant to which the Shift Stockholders party thereto will agree to, among other things, vote all of the securities of Shift beneficially owned or held by such stockholder (their “Voting Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) in favor of any proposal to adjourn or postpone to a later date any meeting of the Shift Stockholders if there are not sufficient votes to approve the Merger; (iii) against any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Shift under the Merger Agreement; (iv) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the applicable conditions of Shift under the Merger Agreement or change in any manner the voting rights of any class of shares of Shift (including any amendments to Shift’s organizational documents); and (v) against any alternative acquisition proposal or transaction. Sponsor will also sign and deliver the Voting Agreement, and pursuant thereto will agree to, among other things, vote all of the securities of the Company beneficially owned or held by Sponsor (its “Voting Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) in favor of any proposal to adjourn or postpone to a later date any meeting of the Company’s Stockholders if there are not sufficient votes to approve the Merger; (iii) against any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or Merger Sub under the Merger Agreement; (iv) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the applicable conditions of the Company under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s organizational documents, except as required by the Merger Agreement); and (v) against any alternative acquisition proposal or transaction.

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The Voting Agreement generally prohibits the Sponsor and the Shift Stockholders party thereto from transferring, or permitting to exist any liens on, their Voting Shares prior to the consummation of the Merger, other than to certain permitted transferees who become party to, and bound by, the Voting Agreement. The Voting Agreement will automatically terminate upon the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms.

This description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Voting Agreement, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain institutional accredited investors (the “PIPE Investors”), including affiliates of Sponsor, entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to subscribe for and purchase up to 18,500,000 shares of Company Common Stock (the “PIPE Shares”) at a purchase price per share of $10.00. In addition, an affiliate of the Sponsor is permitted under its PIPE Subscription Agreement to purchase up to an additional 1,300,000 PIPE Shares, subject to certain limitations. The purchase of the PIPE Shares will be consummated concurrently with the Closing.

This description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of PIPE Subscription Agreement, a form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under the heading “PIPE Subscription Agreements” in Item 1.01 above is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the Company in making presentations to certain existing and potential stockholders of the Company with respect to the Merger.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is a copy of the joint press release issued on June 29, 2020 by the Company and Shift announcing the execution of the Merger Agreement.

In addition, on June 29, 2020, the Company and Shift engaged in various communications with Shift’s employees, former employees and investors concerning the proposed Merger. Copies of those communications are furnished as Exhibits 99.3, 99.4, 99.5, and 99.6 to this report.

The information in this Item 7.01 (including Exhibits 99.1, 99.2, 99.3, 99.4., 99.5, and 99.6) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information About the Transaction and Where to Find It

The Company intends to file with the SEC a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

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Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to the Company’s and Shift’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger; the business plans, objectives, expectations and intentions of the public company once the transaction is complete, and Shift’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or Shift’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Shift’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (3) the ability of the public entity to meet Nasdaq’s listing standards following the Merger; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of Shift as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and agents and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that Shift may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against the Company, Shift or any of their respective directors or officers, following the announcement of the potential transaction; and (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

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Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Company’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and the Company’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company and Shift undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in the Company and is not intended to form the basis of an investment decision in the Company. All subsequent written and oral forward-looking statements concerning the Company and Shift, the proposed transaction or other matters and attributable to the Company and Shift or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated June 29, 2020, by and among Insurance Acquisition Corp., IAC Merger Sub Inc. and Shift Technologies, Inc.*
10.1	Form of Voting Agreement, by and among Insurance Acquisition Corp., Shift Technologies, Inc., Insurance Acquisition Sponsor, LLC, Dioptra Advisors, LLC and certain stockholders of Shift Technologies, Inc.
10.2	Form of PIPE Subscription Agreement
99.1	Investor Presentation
99.2	Press Release, dated June 29, 2020
99.3	Script for June 29, 2020 Investor Call
99.4	June 29, 2020 Shift Blog Post
99.5	Letter to Shift Employees dated June 29, 2020
99.6	Letter to Shift Ex-Employees and Investors dated June 29, 2020

*Schedules and other similar attachments to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSURANCE ACQUISITION CORP.

Dated: June 29, 2020	By:	/s/ John M. Butler
	Name:	John M. Butler
	Title:	Chief Executive Officer

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